Exhibit (b)

LOAN AGREEMENT

Agreement No. 001-02-17-0003

This LOAN AGREEMENT (the “Agreement”) is made on 19th January 2017, by:

YY Inc., represented by Mr. Xueling, Li and Mr. Peter Andrew Schloss, the authorized directors, with its registered office located at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands, the company registration number CT-259819, registered on 22nd July 2011, at Cayman Islands (hereinafter referred to as the “Borrower”), as the evidence for Industrial and Commercial Bank of China (Thai) Public Company Limited, whose registered head office is located at No. 622, L, 11th, 12th and 13th Floors, Emporium Tower, Sukhumvit Road, Klongton, Klongtoey, Bangkok 10110, Thailand (hereinafter referred to as the “Lender”).

WHEREAS, the Borrower has requested the Lender to lend to the Borrower a loan in an amount of up to United States of America Dollars (“USD”) 80,000,000 (Eighty Million US Dollars only) to finance the Borrower’s payment of repurchase price of the convertible senior notes issued by the Borrower.

NOW THEREFORE, in consideration of the mutual covenants and conditions contained herein, the Borrower hereby agrees as follows:

1.	DEFINITIONS

In this Agreement, except where the context otherwise requires, the expressions defined in Exhibit 1 attached hereto shall have the meanings as defined in such Exhibit.

2.	THE LOAN

Upon the terms and subject to the conditions of this Agreement, the Borrower agrees to borrow from the Lender an aggregate principal amount of up to USD 80,000,000 (Eighty Million US Dollars only).

The Borrower agrees and accepts that the Lender is entitled to, at any time and from time to time, refuse, reject and/or terminate the utilization of this credit facility, whether in whole or in part and whether by whatsoever reasons, without giving notice to the Borrower in advance. In such case, it will not be deemed as a waiver or discharge any of the Borrower’s obligations and liabilities under this Agreement and the Borrower is not entitled to claim any damages and expenses against the Lender.

3.	DRAWDOWN

3.1	Notice of Drawdown. Subject to the provisions of this Agreement, the Advance shall be available for drawdown during the Availability Period. The Borrower shall request the Lender to make the Advance up to the total amount of the Available Facility in several drawdown by giving to the Lender, not later than 10.00 a.m. on the 3rd (Third) Business Day before the proposed Advance Date (or such other Business Day before the proposed Advance Date as may be agreed by the Lender), a written drawdown notice which is acceptable to the Lender substantially in the form set out in Exhibit 2 (the “Notice of Drawdown”).

The Notice of Drawdown may be given by facsimile transmission and the original written Notice of Drawdown shall forthwith be dispatched to the Lender by registered post or by hand. The Lender shall not be liable to the Borrower nor shall the Borrower have any claim against the Lender in respect of any action taken by the Lender pursuant to the Notice of Drawdown received by the Lender by facsimile transmission.

A Notice of Drawdown for the Advance given by facsimile transmission shall be irrevocable and the Lender may be entitled to act and rely upon it without the receipt of the original Notice of Drawdown.

3.2	Conditions of Advance. Upon receipt of the Borrower’s duly completed Notice of Drawdown for the Advance, the Lender, at its absolute discretion, will confirm whether it will make such Advance. If the Lender agrees to make the Advance, its obligations are subject to the following conditions being satisfied on the proposed Advance Date of such Advance:

(a)	all representations and warranties in Clause 12 have been complied with and would be correct in all respects if repeated on the proposed Advance Date of such Advance by reference to the circumstances then existing; and

(b)	no Event of Default or no event which may become (with the passage of time or the giving notice or both) the Event of Default has occurred and is continuing on the proposed Advance Date of such Advance or will occur as a result of making such Advance; and

(c)	the drawdown of the Advance, at any time and from time to time, shall not exceed:

(1)	99.00 (Ninety Nine) per cent of the guaranteed amount of the relevant USD currency standby letter(s) of credit issued and provided as the collateral and security pursuant to Clause 5 and then minus one installment of interest payment and the foreign currency fluctuation (if any); or

(2)	90.00 (Ninety) per cent of the guaranteed amount of the relevant Chinese Yuan (“CNY”) currency standby letter(s) of credit and/or Hong Kong Dollar (“HKD”) currency standby letter(s) of credit issued and provided as the collateral and security pursuant to Clause 5 and then minus one installment of interest payment and the foreign currency fluctuation (if any); and

(d)	promptly after making the Advance, the Borrower shall deliver to the Lender a receipt substantially in the form set out in Exhibit 3 (the “Receipt”) duly executed on the Borrower’s behalf by the authorized person(s) acceptable to the Lender.

3.3	Undrawn Amount. Any Available Facility remains undrawn after the Availability Period shall be cancelled.

4	INTEREST

4.1	Interest Rate. Subject to Clause 14.3 of this Agreement, interest and margin (if any) on the Advance (including all costs, expenses, charges and other liabilities of the Borrower under this Agreement and/or the Security Documents) shall be charged to the Borrower at the rate of LIBOR applicable to the relevant Interest Period plus margin at 1.70 (One point Seven) per cent per annum.

4.2	Payment of Interest. Except as otherwise provided in this Agreement, the Borrower shall pay the interest on the last day of each Interest Period.

4.3	Change of Interest Rates. The Lender may, to the extent permitted by the applicable laws, adjust or change such interest, interest rate and/or margin (together with change of “plus margin” to “minus margin” and vice versa or “no margin”) at any time and from time to time without prior consent of and without any notice to the Borrower.

5	SECURITY

As security for performance of the obligations of the Borrower under this Agreement, the Borrower agrees to provide the collateral and security and to perform acts and things as per the details set out in Exhibit 4 attached hereto (if any).

6	REPAYMENT

6.1	The Borrower shall repay to the Lender each Loan on the relevant Repayment Date.

6.2	Any amount repaid shall be cancelled and shall not be re-borrowed.

7	PREPAYMENT

7.1	The Borrower may prepay the Loan, in whole or in part, on any Interest Payment Date together with interest accrued thereon, upon giving prior written notice of not less than 30 (thirty) days to the Lender (such notice once given being irrevocable). The Borrower shall pay to the Lender all other additional amounts to compensate the Lender for any loss and expense incurred by the Lender as a result of such prepayment.

7.2	In the event that the Lender exercises its right of assignment under Clause 17, the Borrower may prepay the Loan to the Lender.

7.3	Any amount prepaid shall be cancelled and shall not be re-borrowed.

8	CHARGES, EXPENSES AND FEES

8.1	Except otherwise stipulated herein, the Borrower shall pay to the Lender taxes, stamp duties, fees, charges, penalty, costs and expenses at the rate, in the amount and within the time determined, announced or specified from time to time by the Lender or as the Lender practically and normally charges on or collects the same from its customers.

8.2	The Borrower shall be responsible for all taxes, duties, costs, expenses, charges and fees incurred in connection with negotiation, preparation, execution, performance and enforcement of or in relation to or in connection with this Agreement and the Security Documents, security and related documents and any performance contemplated hereby and all other expenses incurred by the Lender together with expenses for appraisal of security.

8.3	The Borrower shall reimburse any other out-of-pocket expenses reasonably incurred by the Lender and its employee(s) and officer(s) within the time specified by the Lender.

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8.4	The Borrower shall pay to the Lender on demand all amounts as the Lender shall certify as necessary to compensate it for any expense, cost, fee, damages, liability, claim or loss incurred or to be incurred by reason of:

(a)	any change in laws, regulations or notifications of any government authority which would result in the increase of the Lender’s cost; or

(b)	any failure by the Borrower to borrow pursuant to the Notice of Drawdown for the Advance hereunder; or

(c)	any Event of Default hereunder; or

(d)	the Lender receiving repayment or prepayment of the Loan other than on the Repayment Date under Clause 6 or on the Interest Payment Date under Clause 7, as the case may be.

9.	TAXES

9.1	Payments to be Free and Clear. All sums payable by the Borrower of any amount due under this Agreement shall be paid (i) free and clear of any restriction or condition of any nature now or hereafter imposed by any government authority whatsoever, (ii) free and clear of and (except to the extent required by the applicable laws) without any deduction or withholding on account of any tax and (iii) without any deduction or withholding (except to the extent required by the applicable laws) on account for any other amount, whether by way of set-off or otherwise.

9.2	Grossing-up of Payment. If (i) the Borrower or any other person is required by the applicable laws to make any deduction or withholding on account of any tax or other amount from any sum paid or payable by the Borrower to the Lender under this Agreement, or (ii) the Lender (or any person on its behalf) is required by the applicable laws to make any deduction or withholding from or (except on account of tax on the overall net income of the Lender) make any payment on or calculated by reference to the amount of any sum received or receivable by the Lender under this Agreement:

(a)	the Borrower shall notify the Lender of any such requirement or any change in any such requirement as soon as it becomes aware of it;

(b)	the Borrower shall pay any such tax or other amount before the due date, such payment to be made (if that liability to pay is imposed on the Borrower) for its own account or (if that liability is imposed on the Lender) on behalf of and in the name of the Lender;

(c)	the sum payable by the Borrower in respect of which the relevant deduction, withholding or payment is required shall (except, in the case of any such payment, to the extent that its amount is not ascertainable when that sum is paid) be increased to the extent necessary to ensure that, after the making of that deduction, withholding or payment, the Lender receives on the due date and retains (free from any liability in respect of any such deduction, withholding or payment) a net sum equal to what it would have received and so retained had no such deduction, withholding or payment been required or made; and

(d)	within 15 (Fifteen) days after paying any sum from which the Borrower is required by law to make any deduction or withholding and within 15 (fifteen) days after the due date of payment of any tax or other amount which are required by paragraph (b) above to pay, the Borrower shall deliver to the Lender evidence satisfactory to the Lender of such deduction, withholding or payment and of the remittance thereof to the relevant taxing or other authority.

10.	PAYMENTS

10.1	By the Borrower. Unless otherwise provided in this Agreement, all repayments of the Loan and payments of interest and any other sums due from the Borrower under this Agreement shall be made in the currency provided for in this Agreement and in same day funds by 12.00 p.m. on the Repayment Date, the Interest Payment Date or the other due date, as the case may be, to the account of the Lender as notified to the Borrower, without any set-off, restriction, withholding, condition or counterclaim of any kind.

10.2	Non-Business Days. Unless otherwise provided herein;

(a)	If the last day of any Interest Period would otherwise end on a non-Business Day, it shall instead end on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

(b)	If the Repayment Date would otherwise fall on a non-Business Day, it shall be adjusted so as to fall on the immediate following Business Day.

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10.3	Application of Payment. Notwithstanding anything herein to the contrary, the Lender may, at its sole discretion, apply all payments made to or collected or received by or for the account of the Lender under this Agreement or pursuant to any security for the Borrower’s indebtedness hereunder and thereunder to pay any types of credit facilities, in the manner and for any indebtedness owing by the Borrower to the Lender as the Lender deems appropriate.

11.	CHANGES IN CIRCUMSTANCES

11.1	Illegality. If, at any time, the Lender, at its absolute discretion, determines that (i) there is a material adverse change in the international money and capital markets, or (ii) there is a material adverse change in the socio-political and economic situation in Thailand, or (iii) it is or will become unlawful or contrary to any notification or directive of any authority of any state for the Lender to allow all or part of the Available Facility and/or the Loan to remain available, to make, fund or allow to remain outstanding all or part of any Advance and/or to carry out all or any part of the Lender’s obligations under this Agreement, upon the Lender notifying the Borrower of the foregoing circumstance;

(a)	the Available Facility and/or the Loan shall be ceased and cancelled and the Loan shall be due and payable immediately; and

(b)	the Borrower shall repay, on the date determined by the Lender, the Loan together with accrued interest thereon and any other sum then due to the Lender under this Agreement.

11.2	Increased Costs. If the Lender determines that, as a result of (i) the introduction of or any change in, or the interpretation or application of, any law or (ii) compliance by the Lender with any law, regulation, notification or directive of any authority of any state (including, without limitation, a notification or directive which affects the manner in which the Lender allocates capital resources to its obligations under this Agreement):

(a)	the cost to the Lender of maintaining all or any part of the Loan or of making, maintaining or funding all or any part of any Advance or any overdue sum is increased; or

(b)	any sum received or receivable by the Lender under this Agreement or the effective return to the Lender under this Agreement is reduced (except on account of tax on its overall net income); or

(c)	the Lender makes any payment (except on account of tax on its overall net income) or forgoes any interest or other return on or calculated by reference to the amount of any sum received or receivable by the Lender under this Agreement;

the Borrower shall indemnify the Lender against that increased cost, reduction, payment or forgone interest or other return and, accordingly, shall from time to time on demand (whenever made) pay to the Lender the amount determined by the Lender.

12.	REPRESENTATIONS AND WARRANTIES

So long as the indebtedness of the Borrower under this Agreement is not paid in full to the Lender, the Borrower makes to and for the benefit of the Lender the representations and warranties as per the details set out in Exhibit 5 attached hereto.

13.	COVENANTS AND UNDERTAKINGS

So long as the indebtedness of the Borrower under this Agreement is not paid in full to the Lender, the Borrower agrees to undertake and perform the obligations and liabilities as per the details set out in Exhibit 6 attached hereto.

14.	EVENTS OF DEFAULT

14.1	Event of Default. If at any time and for any reason, and whether within or beyond the control of any party to this Agreement, any of the events stipulated in Exhibit 7 attached hereto occurs then, at any time whether or not any such event is continuing, the Lender may by notice to the Borrower declare that an Event of Default has occurred.

14.2	Cancellation/Acceleration. At any time after making a declaration under Clause 14.1 above and whether or not any event mentioned in that sub-clause is continuing, the Lender may by notice to the Borrower:

(a)	declare the Loan to be cancelled and ceased, whereupon it shall be cancelled or terminated: and/or

(b)	declare all Advances, accrued interest thereon and any other sum then payable under this Agreement to be immediately due and payable, whereupon they shall become so due and payable.

Any declaration under this Clause 14.2 may only be made after a declaration under Clause 14.1 above but may be made in the same notice as (but following) a declaration under Clause 14.1.

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14.3	Default Interest. In the event that an Event of Default occurs, the Borrower shall pay interest in the relevant currency on the outstanding amount for the period commencing from the first date of the Interest Period on which the Event of Default has occurred to the date of actual payment is paid in full (after as well as before judgment) at the rate of 15.00 (Fifteen) per cent per annum, provided that, the Lender may, to the extent permitted by the applicable laws, adjust such interest rate to the higher rate at any time and from time to time without prior consent of the Borrower.

So long as the default continues, the foregoing interest shall be calculated on a similar basis at the end of each period selected by the Lender and interest payable under this Clause 14.3 which is unpaid for a period of not less than one year shall thereafter itself bear interest at the rate provided herein.

14.4	Miscellaneous Indemnities. The Borrower shall on demand indemnify the Lender against any funding or other cost, loss, expense or liability sustained or incurred by the Lender as a result of:

(a)	an Advance not being made by reason of non-fulfillment of any of the conditions in Clause 3.2; or

(b)	the occurrence or continuance of any Event of Default; or

(c)	the accelerated repayment of the Advance under Clause 14.2 above; or

(d)	the receipt or recovery by the Lender of (i) all or any part of any Advance otherwise than on the last day of the Interest Period relating to the Advance, or (ii) the whole or any part of an overdue sum otherwise than on the last day of a default interest period relating to that overdue sum.

15.	CALCULATIONS AND EVIDENCE

15.1	Basis of Calculation. All interest and fees shall accrue from day to day and shall be calculated on the basis of the actual number of days elapsed and a year of 365 days (for Thai Baht currency Loan) or 360 days (for other currencies Loan) or other basis as the Lender deems appropriate.

15.2	Loan Accounts. The entries made in the accounts by the Lender in accordance with its usual practice shall be prima facie evidence of the existence and amounts of the obligations of the Borrower recorded in them.

15.3	Certificate Conclusive. A certificate by the Lender as to any sum payable to it under any provisions of this Agreement and any other certificate, determination, notification or opinion of the Lender provided for in this Agreement, shall be conclusive, save for manifest error.

16.	SET-OFF

The Borrower authorizes the Lender to apply (without prior notice) any credit balance (whether or not then due) to which it is at any time beneficially entitled on any account at any office of the Lender, including any indebtedness, money, securities, rights and properties of the Borrower (whether or not then due) which are in the possession or under the control, management or operation of the Lender, in or towards satisfaction of or set-off any sum then due from it to the Lender under this Agreement and unpaid. For that purpose, the Lender is authorized to use all or any part of any such credit balance, indebtedness, money, securities, rights and properties as may be necessary to effect such application.

The Lender shall not be obliged to exercise any of its rights under this clause, which shall be without prejudice and in addition to any right of set-off, combination of accounts, lien or other rights which it is at any time otherwise entitled (whether by operation of law, contract or otherwise).

17.	ASSIGNMENT

The Lender, at any time and at the Lender’s sole discretion and without any prior consent from the Borrower, may assign and/or transfer all or any part of its rights and/or obligations under this Agreement and/or the Security Documents and the terms of this Agreement and/or the Security Documents shall inure to the benefit of the Lender’s transferees, successors or assigns.

The Borrower may not assign nor transfer any of its obligations and rights hereunder or otherwise with respect to this Agreement and/or the Security Documents.

The Lender may disclose any information in respect of this Agreement and/or the Security Documents and/or the Borrower to any prospective transferee, successor or assignee or any person who may otherwise enter contractual relation with the Lender as the Lender shall consider appropriate.

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18.	MISCELLANEOUS

18.1	Non-Waiver. No failure on the part of the Lender to exercise, and no delay in exercising any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof by the Lender of any right hereunder preclude any other or future exercise of any other right.

18.2	Exhibit. Any exhibit, schedule or supplement will be deemed an integral part of this Agreement.

18.3	Credit Data. The Borrower irrevocably and unconditionally agrees and consents that the Lender shall be authorized to send, give, disclose, amend, compile, record, arrange, store, recover and use, at any time, any Credit Data already received by, disclosed to or compiled by the Lender, the credit data companies, their members and their service users pursuant to the act regarding the undertaking of a credit data business for the purpose of making credit analysis. Upon the request of the Lender from time to time, the Borrower shall make, enter into and deliver any agreement or document concerning the Credit Data for the foregoing purposes.

The term “Credit Data” means facts concerning the Borrower by applying the definition stipulated in the act regarding the undertaking of a credit data business.

Moreover, the Borrower irrevocably and unconditionally agrees and consents that the Lender, including the Lender’s parent company, affiliates, subsidiaries and advisors, shall be authorized to send, give, disclose, compile, record, arrange, store and use all information and data relating to the Borrower for the purpose of making credit analysis and to disclose to whom such data or information is required or requested to be disclosed by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation.

18.4	Data. The Borrower agrees and consents the Lender and/or other persons authorized by the Lender to examine, disclose, exchange, use, compile and access any information concerning the Borrower, whether general information, personal data, information and financial status of the Borrower (whether directly or through a third party), information relating to credit facilities, services or financial transactions with the Lender, electronic data and any other information related to the Borrower or the related persons of the Borrower, in any form whatsoever (hereinafter collectively referred to as the “Data”), including to analyze and assess the Borrower’s Data and the data in the Lender’s data base, for the purposes of consideration, granting, reviewing or extension of credit facilities agreement/credit card or debt restructuring; or for the purposes of assignment of rights and duties or compilation, utilization, disclosure, record keeping, delivery and transfer of the Data; or for the purpose of receiving news, information or proposal of any service; or for any other purpose, necessity or objective as the Lender deems appropriate to send the information to or receive from the Financial Business Group and/or the Companies in the Financial Business Group, including any person, juristic person, state enterprise, private entity that the Lender deems appropriate; or any tax authority of any jurisdiction to which the Borrower is liable to pay taxes and stamp duties; or obligation by contract or agreement with any supervisory authority or authority; or any other person required by the laws, whether in or outside of Thailand. This consent shall not be revoked by whatsoever reason and shall be effective and applicable to the Data of the Borrower and the related persons of the Borrower received by or in the possession of the Lender at present or in the future.

The term “Financial Business Group” means the Lender’s parent company, subsidiary and/or affiliate whether local or multinational company and whether has been established or will be established in the future.

The term “Companies in the Financial Business Group” means the Financial Business Group, Industrial and Commercial Bank of China Limited, any assignee of rights and/or duties of the Lender, the Financial Business Group or the Companies in the Financial Business Group, or any agent or person authorized or assigned by the Lender, the Financial Business Group or the Companies in the Financial Business Group to conduct any duty or provide any service for and on behalf of the Lender, the Financial Business Group or the Companies in the Financial Business Group.

18.5	Invalidity of any Provision. If any of the provision of this Agreement becomes invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provision shall not in any way be affected or impaired.

18.6	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Kingdom of Thailand.

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IN WITNESS WHEREOF, the Borrower has caused this Agreement to be executed by its representative thereunto duly authorized and affixed with a seal (if any) as of the day and year first above written.

THE BORROWER

For and on behalf of

YY Inc.

BY:	/s/ Xueling, Li	BY:	/s/ Peter Andrew Schloss
NAME: Mr. Xueling, Li		NAME: Mr. Peter Andrew Schloss
TITLE: Authorized Director		TITLE: Authorized Director

/s/ seal of Industrial and Commercial Bank
     of China (Thai) Public Company Limited

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EXHIBIT 1

1.	DEFINITIONS

1.1	“Advance” means, depending on the context, an advance made or to be made by the Lender to the Borrower under the loan commitment in accordance with this Agreement;

1.2	“Advance Date” means, in relation to an Advance, the date for the making of that Advance by the Lender to the Borrower in accordance with Clause 3.1;

1.3	“Available Facility” means an amount available for the Borrower’s drawing up to USD 80,000,000 (Eighty Million US Dollars only);

1.4	“Availability Period” means a period commencing from date of this Agreement and expiring on the determined by the Lender;

1.5	“Business Day” means a day on which commercial banks and finance companies are open for business in Bangkok Metropolis excluding Saturday, Sunday and public holidays announced by the Bank of Thailand;

1.6	“Event of Default” means any of those events specified in Clause 14.1 or any event or circumstance which, with the giving of any notice and/or the lapse of any period of time and/or the fulfillment of any other requirement provided for in that clause, could become one of the events mentioned in that Clause;

1.7	“Interest Payment Date” means the date(s) on which interest is due for payment as specified in Clause 4.2 and the last Interest Payment Date shall coincide with the Repayment Date;

1.8	“Interest Period” means, in relation to an Advance, the period with a duration of 3 (Three) months commencing from each Advance Date. Subsequent Interest Periods shall commence immediately following the expiry of the first Interest Period;

1.9	“LIBOR” means, in relation to any relevant period and any relevant sum, the interest rate for lending quoted by prime banks in the London interbank market as notified by the Lender or the relevant banks. The foregoing interest rate will be notified from time to time by the Lender to the Borrower. The Borrower hereby agrees and accepts the foregoing interest rate notified by the Lender and hereby agrees to be bound by such interest rate without any objection;

1.10	“Loan” means the total amount of the Available Facility for the amount up to USD 80,000,000 (Eighty Million US Dollars only) or, where the context requires, that amount of the Available Facility for the time being advanced and outstanding;

1.11	“Repayment Date” means (i) the date(s) on which the Loan is due and to be repaid to the Lender as specified in the relevant Notice of Drawdown or (ii) the date which is 7 (Seven) Business Days preceding the expiry date of the relevant standby letter(s) of credit issued and provided as the collateral and security pursuant to Clause 5, whichever date is earlier; and

1.12	“Security Documents” means the mortgage agreement(s), guarantee agreement(s), pledge agreement(s), standby letter(s) of credit and other security document(s) and the attachment to such documents, in the terms and conditions satisfactory to the Lender, to be executed by the Borrower and/or guarantor(s), mortgagor(s), pledgor(s), issuer(s) and relevant parties and/or the Lender and to be registered and provided pursuant to Clause 5 of this Agreement.

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EXHIBIT 2

[Letterhead of the Borrower]

FORM OF NOTICE OF DRAWDOWN

Date ________________

Industrial and Commercial Bank of China (Thai) Public Company Limited

No. 622, L, 11th, 12th and 13th Floors, Emporium Tower,

Sukhumvit Road, Klongton Sub-District,

Klongtoey District, Bangkok 10110,

Thailand.

Re: The Loan Agreement dated 19th January 2017

Dear Sirs,

We, YY Inc., (the “Borrower”) hereby give irrevocable notice, in accordance with Clause 3.1 of the Loan Agreement dated 19th January 2017 (the “Loan Agreement), of the Borrower’s intention to drawdown thereunder and requests that an Advance be made on _______________ in the amount of _________________ All sums advanced to the Borrower shall be transferred to the following account:

Name of Account Holder: _________________________________________

Account: _______________________________________, opened with _________________________ Bank (_________________________ Branch).

Attn: _____________________________

Fax:   ______________________________

The Repayment Date of the Loan drawn and advanced hereunder is _______________________________

The Borrower agrees and confirms that, subject to the terms and conditions set forth in the Loan Agreement, interest and margin on the Loan drawn and advanced hereunder (including all costs, expenses, charges and other liabilities of the Borrower under the Loan Agreement and/or the Security Documents) shall be charged to the Borrower at ______________________________________

The Borrower hereby agrees and consents that all fees, charges and expenses incurred in connection with this drawdown shall fully be deducted by you from the sum advanced to the Borrower hereunder.

The Borrower hereby instructs the Lender to convert the sum advanced to the Borrower from [currency] to [currency] by using the exchange rate valued on the date of the conversion determined by the Lender.

The Borrower hereby certifies to you that, as of the date of this notice:

(1)	no Event of Default or prospective event of default has occurred;

(2)	the representations and warranties of the Borrower contained in the Loan Agreement repeated with reference to the facts and circumstances subsisting at the date of this notice, remain true and correct in all material respects;

(3)	the Security Documents and security referred in Clause 5 have been legally executed, valid, registered, assigned, completed and enforceable; and

(4)	all of the covenants of the Borrower set forth in the Loan Agreement have been fully met and performed.

Terms not defined herein have the meanings set forth in the Loan Agreement.

Yours faithfully,

YY Inc.

BY:	BY:
NAME: Mr. Xueling, Li	NAME: Mr. Peter Andrew Schloss
TITLE: Authorized Director	TITLE: Authorized Director

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EXHIBIT 3

[Letterhead of the Borrower]

FORM OF RECEIPT

Industrial and Commercial Bank of China (Thai) Public Company Limited

No. 622, L, 11th, 12th and 13th Floors, Emporium Tower,

Sukhumvit Road, Klongton Sub-District,

Klongtoey District, Bangkok 10110,

Thailand.

Date _______________

Dear Sirs,

We, YY Inc., refer to the Loan Agreement dated 19th January 2017 (the “Loan Agreement”) made between ourselves as the Borrower and yourselves as the Lender. Terms defined in the Loan Agreement shall have the same meaning in this receipt.

We hereby confirm that we received the Advance of [____________________________________] from you on [_________________________] upon the terms and subject to the conditions set out in the Loan Agreement.

Yours faithfully,

YY Inc.

BY:	BY:
NAME: Mr. Xueling, Li	NAME: Mr. Peter Andrew Schloss
TITLE: Authorized Director	TITLE: Authorized Director

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EXHIBIT 4

5	SECURITY

5.1	As security for performance of the obligations of the Borrower under this Agreement, the Borrower agrees to provide the USD currency standby letter(s) of credit and/or the CNY currency standby letter(s) of credit and/or the HKD currency standby letter(s) of credit issued or guaranteed by any Chinese bank which complies with the requirements of Industrial and Commercial Bank of China Limited, Head Office’s low risk credit policy and acceptable by the Lender, with the guaranteed amount, at any time,

(i)	not less than 101 (One Hundred and One) per cent of all outstanding Loan owing to the Lender at that time plus one installment of interest payment and the foreign currency fluctuation (if any), in the case of such standby letter(s) of credit is/are issued in the same currency of the outstanding Loan; or

(ii)	not less than 110 (One Hundred and Ten) per cent of all outstanding Loan owing to the Lender at that time plus one installment of interest payment and the foreign currency fluctuation (if any), in the case of such standby letter(s) of credit is/are issued in the different currency of the outstanding Loan.

The Borrower agrees and/or shall causes the guarantor(s), the mortgagor(s), the pledgor(s), the issuer(s) and the other security interest provider(s) (if any) to make and provide the agreements and documents, including to effect the registration (if required), in relation to the collateral and security (securities) in this Clause 5.1 as required by the Lender.

5.2	The Borrower shall pay all costs, expenses, interest and fees incurred by the Lender or any person hired by the Lender arising out of or in connection with the appraisal of the land and constructions, machinery, equipment, assignment of insurance policy or properties mortgaged or provided as security and collateral as specified hereunder. The Borrower consents the Lender to apply any amount of payment paid by the Borrower to the Lender as mentioned in Clause 10.3 to pay all such costs, expenses, interest and fees. In the event that the remaining of such amount is insufficient to pay any interest, discounts, taxes, duties, charges, penalty, principal and/or fees, etc., in such installment(s) as mentioned in Clause 10.3, the Borrower shall pay the additional amount to make the amount due and payable in such installment(s) to be paid in full with interest thereon within 7 days from the date the Borrower receives the notice from the Lender. In the event that the Borrower fails to do so, it shall be deemed that the Borrower is in default of this Agreement.

5.3	In the event that the collateral and/or security provided herein has decreased in its current value, has been insufficient to pay the indebtedness of the Borrower owing to the Lender, by any cause and reason whatsoever, or has been surrendered or expropriated by the government or any competent authority, upon receipt of the notice from the Lender, the Borrower shall promptly provide or register additional property satisfactory to the Lender as security and collateral herein and/or consent the Lender to enforce other properties of the Borrower until the indebtedness of the Borrower is paid in full.

5.4	The Borrower shall pay and/or reimburse any cost, expense, charge and fee to the Lender within the time specified by the Lender.

5.5	The net proceeds of sale in case of sale by auction or the value of the security in case of foreclosure or the proceeds derived from any other means of the enforcement of the security and/or collateral granted and/or provided by the Borrower shall be applied towards settlement of the Borrower’s indebtedness. In case where such proceeds are insufficient to pay or set off all amounts to which the Lender is entitled, the Borrower shall remain liable for the deficiency.

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EXHIBIT 5

12.	REPRESENTATIONS AND WARRANTIES

12.1	Authorization and Consents. All actions, conditions and things required to be taken, fulfilled and done (including the obtaining of an necessary consents), in order (i) to enable it to lawfully enter into, exercise its rights and perform and comply with its obligations and liabilities under this Agreement, the Security Documents and the related documents, (ii) to ensure that those obligations are legally binding and enforceable and (iii) to make this Agreement, the Security Documents and the related documents admissible as evidence in its jurisdiction of incorporation or any jurisdiction where it conducts its business, have been taken, fulfilled and done.

12.2	Non-Violation of Laws. The Borrower’s entry into, exercise of its rights and/or performance of or compliance with its obligations and liabilities under this Agreement, the Security Documents and the related documents do not and will not violate (i) any law to which it is subject or (ii) any of the respective documents constituting it or (iii) any agreement to which it is a party or which is binding on it or its assets or businesses, and do not and will not result in the existence of, or not oblige it to create, any security over those assets.

12.3	Obligations Binding. The Borrower’s obligations under this Agreement and the Security Documents are valid, binding and enforceable in accordance with their respective terms.

12.4	No Litigation. No litigation, claim, arbitration or administrative proceeding is current or pending or, so far as the Borrower is aware, threatened against the Borrower or any of its assets or revenues, the consequence of (i) which may restrain the entry into, exercise of its rights under and/or performance or enforcement of or compliance with its obligations under this Agreement, the Security Documents and the related documents or (ii) which has or could have a material adverse effect on it.

12.5	Pari Passu Indebtedness. The Borrower’s indebtedness under this Agreement shall represent direct, unconditional and unsubordinated obligations of the Borrower and will rank at least pari passu with all its other unsecured indebtedness with the exception of that which is preferred by operation of law.

12.6	No Default. No Event of Default has occurred or will occur as a result of acceptance of or entering into this Agreement or the Security Documents or the related documents or making any Advance and the Borrower is not or will not be in breach of or in default under any law, instrument or agreement.

12.7	Existing Security. No security exists on or over the Borrower’s assets (except as disclosed in writing to the Lender prior to the date of this Agreement).

12.8	No Dissolution of the Borrower. (i) No steps have been taken by the Borrower, its shareholders, or any person, for its dissolution or for the appointment of a receiver, trustee, judicial manager or similar officer of the Borrower or over any part of its assets, (ii) no negotiations have been commenced by the Borrower and no proceeding or other step has been taken by the Borrower with a view to readjustment, restructuring or deferral of all of its indebtedness (or any part of it which it might otherwise be unable to pay when due) and (iii) the Borrower has proposed nor made any general assignment or any arrangement or composition with or for the benefit of its creditors.

12.9	No Information. No exhibit or report furnished by the Borrower to the Lender in connection with the negotiation of this Agreement incorrect and/or contained any material misstatement of fact or failed to state a material fact or any fact necessary to make the statements contained therein not misleading.

12.10	Accounts. The Borrower’s accounts which were delivered to the Lender (with copies of the reports and approvals prepared pursuant to (b) below):

(a)	include a balance sheet and profit and loss account and such other financial statements (if any) as are required by the laws to which it is subject;

(b)	save as stated in the notes thereto, were prepared in accordance with accounting principles and practices generally accepted in the Kingdom of Thailand and consistently applied and have been prepared, examined, reported on and approved in accordance with all procedures required by the respective documents constituting it and/or the laws to which it is subject;

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(c)	together with those notes, give a true and fair view of its financial condition and operations as at the date of the accounts and for the year then ended; and

(d)	together with those notes, disclose or reserve against all the Borrower’s liabilities (contingent or otherwise) as at that date and all unrealized or anticipated losses from any commitment entered into by the Borrower and which existed on that date.

12.11	No Material Adverse Change. There has been no material adverse change in the Borrower’s condition or operations since the dates of the respective accounts referred to in Clause 12.10 above.

12.12	No-Immunity. The Borrower and its property or assets do not have any right or immunity, on the grounds of sovereignty or otherwise, from any legal action, suit or proceeding, from the giving of relief in any legal action, from set-off or counterclaim, from the jurisdiction of any competent court, from service of process upon the Borrower or any agent, from attachment prior to judgment, from attachment in aid of execution, or from execution or any other process for the enforcement of any judgment of other legal process, in any jurisdiction.

12.13	Governing Law. The choice of Thai laws as the governing law of this Agreement will be recognised and enforced in its jurisdiction of incorporation or any jurisdiction where it conducts its business.

12.14	Enforcement. Any judgment obtained in the Kingdom of Thailand in relation to this Agreement will be recognized and enforced in its jurisdiction of incorporation or any jurisdiction where it conducts its business.

12.15	No Filing or Stamp Taxes. Under the laws of its jurisdiction of incorporation or any jurisdiction where it conducts its business it is not necessary that this Agreement be filed, recorded or enrolled with any court or other authority in that jurisdiction or that any stamp, registration or notarial or similar taxes or fees be paid on or in relation to this Agreement or the transactions contemplated by this Agreement except for any which will be made and paid promptly after the date of this Agreement and in any event within any applicable period.

12.16	Repetition. Each of the representations and warranties in this Clause 12 will be correct and complied with in all respects so long as any sum remains to be lent or remains payable under this Agreement as if repeated then by reference to the then existing circumstances, except that each reference to accounts shall be construed as reference to the then latest available annual audited accounts of the Borrower.

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EXHIBIT 6

13.	COVENANTS AND UNDERTAKINGS

13.1	Ranking of Obligations. The Borrower shall ensure that its payment obligations hereunder shall at all times rank at least equally and ratably in all respects with all its other present and future indebtedness except for such indebtedness as would, by virtue only of the laws in force in the Kingdom of Thailand from time to time, be preferred in the event of its dissolution.

13.2	Negative Covenant. The Borrower shall ensure that loans which the Borrower has granted or shall grant to its subsidiaries and affiliates from time to time shall not be subordinated to the loans granted to such subsidiaries or affiliates by any other lenders.

13.3	Guarantees. The Borrower shall not lend any money to, or give any guarantee for any of the indebtedness of, any person other than its subsidiaries without prior written consent of the Lender.

13.4	Events of Default. The Borrower shall notify the Lender in writing of the occurrence of any Event of Default immediately upon becoming aware of it and shall from time to time on request deliver to the Lender a certificate confirming that no Event of Default has occurred or setting out details of any Event of Default and the action taken or proposed to be taken to remedy it.

13.5	Account. The Borrower shall:

(a)	keep its books of account and prepare all accounts to be delivered by it under this Agreement in such manner that Clause 12.10 would be complied with if applied to those accounts;

(b)	deliver to the Lender:

(i)	its unaudited accounts as at the end of each quarterly period and its audited accounts as at the end of the financial year, as soon as available and in any event within 120 days after the end of each quarter (if any) and within 120 days after the end of the financial year respectively; and

(ii)	any other documents or information sent to its shareholders as such at the same time as sent to its shareholders.

13.6	Other Information. The Borrower shall deliver to the Lender within the period of time determined by the Lender the following documents and details satisfactory to the Lender:

(a)	the documents indicating the status, business operation, business plan and policy of the Borrower and the Related Party.

The “Related Party” means the nature person or the juristic person relating to the Borrower by applying the provision of Section 4 of the Financial Institutions Business Act, B.E. 2551, and its amendment, supplement, modification and re-enactment;

(b)	the documents indicating the ability and capacity of the Borrower to perform its obligations;

(c)	the documents indicating the details of the Borrower’s liabilities, responsibilities and encumbrances to the other persons, whether in the position of the creditor or debtor of any agreement, contract, juristic act or commitment, or in the position of the judgment creditor or debtor, including the collateral whether are the movable or immovable properties and whether are acquired or transferred;

(d)	the details of any material litigation, arbitration or administrative proceeding current or pending against it;

(e)	the details of any occurrence which might adversely affect the Borrower’s ability to perform its obligations under this Agreement, the Security Documents or the related documents; and

(f)	such other information relating to its financial conditions or operations as the Lender may from time to time request.

13.7	Obligations. The Borrower shall pay any sum and perform or fulfill with all of its obligations and liabilities under this Agreement, Security Documents and the related documents.

13.8	Advance Utilization. The Borrower shall strictly utilize the Advance only for the purpose stipulated herein. The Loan shall not be repatriated back to the People’s Republic of China by way of direct lending, shareholding or security investment or doing the same indirectly through the third party.

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13.9	Report. The Borrower shall deliver to the Lender within the period of time determined by the Lender the report indicating the details of utilization of the Advance, such as, account statement, receipt of counterparty and related bank(s).

13.10	Tax Payment. The Borrower shall pay any tax arising from any sum paid or payable by the Borrower to the Lender under this Agreement now or hereafter imposed by Chinese or any other government authority.

13.11	Loan Repayment. The Borrower shall provide to the Lender the monthly report confirming the actually occurred redemption transactions of the convertible senior notes issued by the Borrower and the supporting documents satisfactory to the Lender within the 5th day after the end of each month, commencing from the 5th day of March 2017.

13.12	Other. The Borrower shall do all acts and things as the Lender may reasonable request to perfect the Lender’s rights created or in connection with this Agreement, the Security Documents or the related documents.

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EXHIBIT 7

14.1.	EVENTS OF DEFAULT

(a)	Non-Payment. The Borrower does not pay in the manner provided in this Agreement any sum responsible by and/or payable by it when due; or

(b)	Breach of Other Obligations. The Borrower does not perform or comply with any one or more of its other obligations and liabilities (other than those referred to in Sub-Clause 14.1 (a) above) under this Agreement, or any of the Security Documents to which it is a party and, if in the opinion of the Lender that default is capable of remedy, it is not remedied within seven (7) days of its occurrence; or

(c)	Breach of Warranty. Any representation, warranty, undertaking, covenant, statement by the Borrower in this Agreement or under the Security Documents and/or in any other documents delivered under this Agreement is not complied with or observed to or is or proves to have been materially and/or intentionally incorrect in any respect when made or, if it had been made on any later date by reference to the circumstances then existing, would have been incorrect in any respect on that later date; or

(d)	Cross Default by the Borrower. Any other indebtedness in respect of borrowed moneys of the Borrower (i) is not paid when due nor within any applicable grace period in any agreement relating to that indebtedness or (ii) becomes (or becomes capable of being rendered) due and payable before its normal maturity by reason of a default or event of default, however described; or

(e)	Insolvency. The Borrower becomes insolvent, is unable to pay its debts as they fall due or commences negotiations with one or more of its creditors with a view to the general rescheduling, reorganization or restructuring of its debts or proposes or enters into any composition of other arrangement for the benefit of its creditors generally; or

(f)	Enforcement Proceedings. A distress, attachment, execution, nationalization, expropriation or other legal process is levied, enforced or sued out on or against the Borrower and assets and revenues of the Borrower; or

(g)	Security Enforceable. Any present or future security on or over the assets of the Borrower becomes enforceable in accordance with the terms thereof; or

(h)	Dissolution. Any step is taken by any person for the dissolution, liquidation, winding-up, or administration of the Borrower (except for the purpose of and followed by a reconstruction, restructuring or reorganization on terms approved by the Lender before that step is taken), or for the appointment of a liquidator (including a provisional liquidator), receiver, judicial manager, trustee, administrator, agent or similar officer of the Borrower, or over any part of the assets of the Borrower; or

(i)	Illegality. It is or will become unlawful for the Borrower to perform or comply with any one or more of its obligations under this Agreement, the Security Documents and the related documents; or

(j)	Cessation. This Agreement and/or the Security Documents cease to be in full force and effect or shall be declared null and void or become unenforceable for any reason whatsoever or it becomes impossible or unlawful for the Borrower to perform any of the Borrower’s obligations and liabilities under this Agreement, the Security Documents and the related documents or for the Lender to exercise all or any of the Lender’s rights, powers or remedies under this Agreement, the Security Documents or the related document; or

(k)	Analogous Events. Any event shall occur which under the laws of any applicable jurisdiction has an effect equivalent to any of the events referred to in this Clause 14.1; or

(l)	Change in Law. Any change in any applicable law or regulation or in the interpretation or application thereof by any governmental or monetary authority or agency which shall make it unlawful for the Lender or the Borrower to maintain or give effect to its obligations or for the Lender to exercise any of its rights, powers or remedies under this Agreement, the Security Document and the related documents; or

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(m)	Material Adverse Change. Any event occurs or circumstances arise which, in the absolute opinion of the Lender, gives reasonable grounds for believing that the Borrower may not (or may be unable to) perform or comply with any one or more of its obligation under this Agreement, the Security Documents and the related documents to which it is a party; including but not limited to any material adverse change in the business activities and credit standing of the Borrower; or

(n)	Business Ceased. The Borrower ceases or threatens to cease to carry on its business or any substantial part thereof or changes or threatens to change the nature or scope of its business.

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